UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026 (Report No. 4)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Special General Meeting of Shareholders

On February 19, 2026, Wearable Devices Ltd. (the “Company”) convened its Special General Meeting of Shareholders (the “Meeting”).

The Meeting was initially adjourned due to there not being a required quorum present to open and conduct it at the initial time of 11:00 a.m. (Israel time). However, the adjourned Meeting was eventually held at 11:30 a.m. (Israel time). At the adjourned meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority Proposal Nos. 1 through 7, as were proposed and described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2026.

Amended and Restated Compensation Policy

At the Meeting, among other items, the Company’s shareholders approved an amendment to the Company’s current amended and restated compensation policy for the Company’s executive officers and directors (the “Compensation Policy”). The amendments to the Compensation Policy relate to, among other things, (1) an increase to the Company’s chief executive officer’s maximum base salary; (2) an increase of the annual bonus caps; (3) revisions to the variable-to-fixed compensation ratios depending on certain roles; (4) expansions to the equity-based compensation limits for the Company’s office holder; and (5) an increase of the maximum annual equity-based compensation permitted for directors.

The foregoing description of the Compensation Policy is qualified in its entirety by reference to the Amended and Restated Compensation Policy filed as Exhibit 99.1 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), including its exhibits, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-291100) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: February 20, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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